-SECURITIES AND EXCHANGE COMMISSION-
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                        (Amendment No. _______________)*

                    Rogers Cantel Mobile Communications Inc.
                                (Name of Issuer)

                        Class B Restricted Voting Shares
                         (Title of Class of Securities)

                                    775102205
                                 (CUSIP Number)

               Fasken Campbell Godfrey, c/o George C. Glover, Jr.
                Suite 4200, Toronto Dominion Bank Tower, Box 20,
                Toronto-Dominion Centre, Toronto, Canada M5K 1N6
                                 (416) 366-8381
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)
                                 August 16, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.113d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

       * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 775102205                              13D              Page   1  of     18  Pages
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

       1)          Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
                         JVII
                         AT&T Canada Investments Inc.
                         BT (Netherlands) 1 B.V. which acts on behalf of and for the account of BT Longmont
                                  (Luxembourg) IV SARL, a company under formation
                         AT&T Corp.
                         British Telecommunications plc
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       2)          Check the Appropriate Box if a Member of a Group  (See Instructions)
                         (a)      X
                         (b)
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       3)          SEC Use Only
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       4)          Source of Funds (See Instructions)
                   WC, OO
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       5)          Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
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       6)          Citizenship or Place of Organization
                         JVII - Delaware
                         AT&T Canada Investments Inc. - Delaware
                         BT (Netherlands) 1 B.V. which acts on behalf of and for the account of BT Longmont (Luxembourg) IV SARL, a company under formation - Netherlands
                         AT&T Corp. - New York
                         British Telecommunications plc - England and Wales
------------------ ---------------------------------------------------------------------------------------------------------------
---------------------------- ------- ---------------------------------------------------------------------------------------------
                             (7)     Sole Voting Power:

                                         12,313,435  Class A  Multiple  Voting Shares  (convertible on a 1 for 1  basis into Class B
                                         Restricted Voting Shares)

          Number                         15,334,453  Convertible Preference  Shares, Series A (convertible, after August 16, 2000,
            of                           on a 1 for 1 basis into Class A Multiple Voting Shares, which are, in turn, convertible
          Shares                         on a 1 for 1 basis into Class B Restricted Voting Shares)
       Beneficially
         Owned by                        1,043,171 Class B Restricted Voting Shares (acquired on conversion of warrants previously
           Each                          issued to a wholly-owned subsidiary of AT&T Corp. and contributed to JVII)
         Reporting
          Person                         with 12,443,324  Convertible Preference Shares,  Series B  (convertible,  after August  16,
                                         2000,  on a 1 for 1  basis into Class B Restricted Voting Shares)

                                         Assuming  conversion of all shares held into Class B Restricted  Voting Shares, the  number of shares described above will total  41,134,383 Class  B  Restricted Voting Shares
                             ------- ---------------------------------------------------------------------------------------------
                             ------- ---------------------------------------------------------------------------------------------
                             (8)     Shared Voting Power:
                                           None
                             ------- ---------------------------------------------------------------------------------------------
                             ------- ---------------------------------------------------------------------------------------------
                             (9)     Sole Dispositive Power:
                                         12,313,435   Class  A  Multiple  Voting
                                         Shares  (convertible on a 1 for 1 basis
                                         into Class B Restricted Voting Shares)

                                         15,334,453    Convertible    Preference
                                         Shares,  Series A  (convertible,  after
                                         August  16,  2000,  on a 1 for 1  basis
                                         into  Class A Multiple  Voting  Shares,
                                         which are, in turn,  convertible on a 1
                                         for 1 basis  into  Class  B  Restricted
                                         Voting Shares)

                                         1,043,171  Class  B  Restricted  Voting
                                         Shares   (acquired   on   exercise   of
                                         warrants   previously   issued   to   a
                                         wholly-owned  subsidiary  of AT&T Corp.
                                         and contributed to JVII)

                                         12,443,324    Convertible    Preference
                                         Shares,  Series B  (convertible,  after
                                         August  16,  2000,  on a 1 for 1  basis
                                         into Class B Restricted Voting Shares)

                                         Assuming  conversion of all shares held
                                         into Class B Restricted  Voting Shares,
                                         the  number of shares  described  above
                                         will   total    41,134,383    Class   B
                                         Restricted Voting Shares
                             ------- ---------------------------------------------------------------------------------------------
                             ------- ---------------------------------------------------------------------------------------------
                             (10)    Shared Dispositive Power:
                                           None
---------------------------- ------- ---------------------------------------------------------------------------------------------
------------------ ---------------------------------------------------------------------------------------------------------------
       11)         Aggregate Amount Beneficially Owned by Each Reporting Person
                       12,313,435 Class A Multiple Voting Shares (convertible on
                       a 1 for 1 basis into Class B Restricted Voting Shares)

                       15,334,453   Convertible   Preference  Shares,  Series  A
                       (convertible,  after August 16, 2000,  on a 1 for 1 basis
                       into Class A Multiple Voting Shares,  which are, in turn,
                       convertible  on a 1 for 1 basis into  Class B  Restricted
                       Voting Shares)

                       1,043,171 Class B Restricted Voting Shares (acquired on exercise of warrants previously issued to a wholly-owned subsidiary of AT&T Corp. and contributed to JVII)

                       12,443,324   Convertible   Preference  Shares,  Series  B
                       (convertible,  after August 16, 2000,  on a 1 for 1 basis
                       into Class B Restricted Voting Shares)

                       Assuming  conversion  of all  shares  held  into  Class B
                       Restricted Voting Shares,  the number of shares described
                       above will total  41,134,383  Class B  Restricted  Voting
                       Shares
------------------ ---------------------------------------------------------------------------------------------------------------
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       12)         Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                   (See Instructions)
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------------------ ---------------------------------------------------------------------------------------------------------------
       13)                Percent  of Class  Represented  by  Amount in Row (11)
                          16.4%  of  Class  A  Multiple  Voting  Shares  100% of
                          Convertible  Preferred Shares, Series A 5.09% of Class
                          B  Restricted   Voting  Shares  100%  of   Convertible
                          Preference Shares, Series B

                          Assuming  conversion  of all Class A  Multiple  Voting
                          Shares and the Series A and B  Convertible  Preference
                          Shares into Class B Restricted Voting Shares, 33.3% of
                          the  Class  B  Restricted   Voting   Shares  would  be
                          represented by the amount in Row (11)
------------------ ---------------------------------------------------------------------------------------------------------------
------------------ ---------------------------------------------------------------------------------------------------------------
       14)                Type of Reporting Person (See Instructions) JVII - PN
                          All others - CO
------------------ ---------------------------------------------------------------------------------------------------------------

Item 1              Security and Issuer.


                    The  title   of the classes   of equity  securities to which
                    this  statement  relates  is:

                    12,313,435  Class  A  Multiple  Voting  Shares
                    15,334,453   Convertible  Preference  Shares,  Series  A
                    1,043,171 Class B Restricted Voting Shares 12,443,324 Convertible Preference Shares, Series B (collectively, the "Purchased Shares") of Rogers Cantel Mobile Communications Inc. (the "Issuer").


                    The name of the Issuer and the address of its principal executive offices are:

                             Rogers Cantel Mobile Communications Inc.
                             333 Bloor Street East, 10th Floor
                             Toronto, Ontario
                             Canada
                             M4W 1G9

Item 2              Identity and Background.


                    (a) - (c) and (f):


                    JVII is a general partnership organized and existing under the laws of Delaware. The principal business address of JVII is c/o Fasken Campbell Godfrey, Suite 4200, Toronto Dominion Bank Tower, Box 20, Toronto-Dominion Centre, Toronto, Canada M5K 1N6. The principal business of JVII is to serve as a holding entity for investing in the Issuer. Each of AT&T Canada Investments Inc. ("AT&T Investments") and BT (Netherlands) 1 B.V. ("BT Investments"), (which acts on behalf of and for the account of BT Longmont (Luxembourg) IV SARL, a Luxembourg corporation under formation), owns a 50% interest in JVII. AT&T Investments and BT Investments are ultimately controlled by AT&T Corp. ("AT&T") and British Telecommunications plc ("BT"), respectively.


                    AT&T Investments is a corporation organized and existing under the laws of Delaware and has a principal business address of 412 Mount Kemble Avenue, Morristown, New Jersey 07962. The principal business of AT&T Investments is to serve as a single purpose holding company.


                    BT Investments is a corporation organized and existing under the laws of the Netherlands and has a principal business address of Overschiestraat 65 1062 XD Amsterdam, Netherlands. The principal business of BT Investments is to serve as a single purpose holding company. The sole director of BT Investments is BT (Netherlands) Holdings B.V., a corporation organized and existing under the laws of the Netherlands with a principal business address of Overschiestraat 65, 1062 XD Amsterdam, Netherlands.


                    AT&T is a corporation organized and existing under the laws of New York. The principal address of AT&T is 32 Avenue of the Americas, New York, New York 10013-2412. AT&T is a communications company which provides domestic long distance, international long distance, regional, local and wireless telecommunications services, cable television and internet communications transmission services.


                    BT is a corporation organized and existing under the laws of England and Wales. The principal address of BT is 81 Newgate Street, London, England, EC1A 7AJ. BT is a telecommunications company whose principal activity is the supply of local, long distance and international telecommunications services and equipment in the United Kingdom.


                    Set forth below is information concerning the name, business address, and present principal occupation or employment of all of the present executive officers and directors of AT&T Investments, AT&T and BT. JVII presently has no directors, executive officers or management board members. Also provided are the names of each person controlling such corporations, if any, and each executive officer and director of any corporation or other person ultimately in control of such corporation, if any.

                                                                                  Present and Principal
                 Name                         Business Address                    Occupation or Employment

                 AT&T Investments Directors
                 Steve Garfinkel              32 Avenue of the Americas           Senior Attorney, AT&T Corp.
                                              New York, New York
                                              10013-2412
                 Errol A. Harris              32 Avenue of the Americas           Assistant Treasurer,
                                              New York, New York                  AT&T Corp.
                                              10013-2412
                 Lawrence R. Kurland          32 Avenue of the Americas           General Attorney, AT&T Corp.
                                              New York, New York
                                              10013-2412
                 AT&T Investments Officers
                 Steve Garfinkel              32 Avenue of the Americas           Senior Attorney AT&T Corp.
                                              New York, New York
                                              10013-2412
                 Michael Berg                 32 Avenue of the Americas           General Attorney,
                                              New York, New York                  AT&T Corp.
                                              10013-2412
                 AT&T Directors
                 C. Michael Armstrong         32 Avenue of the Americas           Chairman of the Board and
                                              New York, New York                  Chief Executive Officer of
                                              10013-2412                          AT&T
                 Kenneth J. Derr              32 Avenue of the Americas           Chairman and Chief
                                              New York, New York                  Executive Officer,
                                              10013-2412                          Chevron Corporation
                 George M.C. Fisher           32 Avenue of the Americas           Chairman and Chief
                                              New York, New York                  Executive Officer,
                                              10013-2412                          Eastman Kodak Company
                 John C. Malone               32 Avenue of the Americas           Chief Executive Officer,
                                              New York, New York                  Liberty Media Group
                                              10013-2412
                 Thomas H. Wyman              32 Avenue of the Americas           Former Chairman and
                                              New York, New York                  Chief Executive Officer,
                                              10013-2412                          CBS Inc.
                 Donald V. Fites              32 Avenue of the Americas           Retired Chairman and Chief
                                              New York, New York                  Executive Officer,
                                              10013-2412                          Caterpillar Inc.
                 Donald F. McHenry            32 Avenue of the Americas           President, IRC Group, LLC
                                              New York, New York
                                              10013-2412
                 John D. Zeglis               32 Avenue of the Americas           President of AT&T
                                              New York, New York
                                              10013-2412
                 M. Kathryn Eickhoff          32 Avenue of the Americas           President,
                                              New York, New York                  Eickhoff Economics Inc.
                                              10013-2412
                 Ralph S. Larsen              32 Avenue of the Americas           Chairman and Chief
                                              New York, New York                  Executive Officer,
                                              10013-2412                          Johnson & Johnson
                 Michael I. Sovern            32 Avenue of the Americas           President Emeritus and Chancellor
                                              New York, New York                  Kent Professor of Law at Columbia
                                              10013-2412                          University
                 Walter Y. Elisha             32 Avenue of the Americas           Retired Chairman and Chief
                                              New York, New York                  Executive Officer,
                                              10013-2412                          Springs Industries Inc.
                 Sanford I. Weill             32 Avenue of the Americas           Chairman and Co-Chief
                                              New York, New York                  Executive Officer,
                                              10013-2412                          Citigroup Inc.
                 Amos B. Hostetter, Jr.       32 Avenue of the Americas           Chairman, Pilot House
                                              New York, New York                  Associates
                                              10013-2412
                 AT&T Executive Officers
                 Leo J. Hindery, Jr.          32 Avenue of the Americas           President AT&T
                                              New York, New York                  Broadband and Internet Services
                                              10013-2412
                 John C. Petrillo             32 Avenue of the Americas           Executive Vice President
                                              New York, New York                  Corporate Strategy and
                                              10013-2412                          Business Development
                 Nicholas S. Cyprus           32 Avenue of the Americas           Vice President and
                                              New York, New York                  Controller
                                              10013-2412
                 Harold W. Burlingame         32 Avenue of the Americas           Executive Vice President, Merger and
                                              New York, New York                  Joint-Venture Integration
                                              10013-2412
                 Frank Ianna                  32 Avenue of the Americas           President AT&T
                                              New York, New York                  Network Services
                                              10013-2412
                 Richard R. Roscitt           32 Avenue of the Americas           President
                                              New York, New York                  AT&T Solutions
                                              10013-2412
                 Edward M. Dwyer              32 Avenue of the Americas           Vice President and
                                              New York, New York                  Treasurer
                                              10013-2412
                 James W. Cicconi             32 Avenue of the Americas           General Counsel and
                                              New York, New York                  Executive Vice President
                                              10013-2412                          Law and Government Affairs
                 Michael G. Keith             32 Avenue of the Americas           President AT&T
                                              New York, New York                  Business Services
                                              10013-2412
                 Marilyn J. Wasser            32 Avenue of the Americas           Vice President Law and Secretary
                                              New York, New York
                                              10013-2412
                 Mirian M. Graddick           32 Avenue of the Americas           Executive Vice President Human Resources
                                              New York, New York
                                              10013-2412
                 H. Eugene Lockhart           32 Avenue of the Americas           Vice President, AT&T Consumer Services
                                              New York, New York
                                              10013-2412
                 Daniel E. Somers             32 Avenue of the Americas           Senior Executive Vice President and
                                              New York, New York                  Chief Financial Officer
                                              10013-2412
                 Daniel R. Hesse              32 Avenue of the Americas           President AT&T Wireless Services
                                              New York, New York
                                              10013-2412
                 Richard J. Martin            32 Avenue of the Americas           Executive Vice President Public
                                              New York, New York                  Relations and Employee Communications
                                              10013-2412
                 David C. Nagel               32 Avenue of the Americas           Chief Technology Officer and President
                                              New York, New York                  AT&T Labs
                                              10013-2412
                 BT Directors
                      BT Executives
                 Sir Iain Vallance            81 Newgate Street                   Chairman of BT and Vice-Chairman of The
                                              London, England                     Royal Bank of Scotland
                                              EC1A 7AJ
                 Sir Peter Bonfield           81 Newgate Street                   Chief Executive of BT
                                              London, England
                                              EC1A 7AJ
                 Robert P. Brace              81 Newgate Street                   Group Finance Director of BT
                                              London, England
                                              EC1A 7AJ
                 Bill Cockburn                81 Newgate Street                   Group Managing Director of BT (U.K.)
                                              London, England
                                              EC1A 7AJ
                      BT Non-Executives
                 Lord Marshall of             81 Newgate Street                   Non-Executive Chairman of British
                 Knightsbridge                London, England                     Airways, Inchcape and Invensys and
                                              EC1A 7AJ                            Director of HSBC and the New York Stock
                                                                                  Exchange
                 Helen Alexander              81 Newgate Street                   Chief Executive of
                                              London, England                     The Economist Group
                                              EC1A 7AJ                            and Director of Northern Foods
                 Dr. Iain Anderson            81 Newgate Street                   Retired Strategy and
                                              London, England                     Technology Director
                                              EC1A 7AJ                            of Unilever
                 Neville Isdell               81 Newgate Street                   Chairman and Chief
                                              London, England                     Executive Officer of
                                              EC1A 7AJ                            Coca-Cola Beverages plc
                 Keith Oates                  81 Newgate Street                   Director of Guinness
                                              London, England
                                              EC1A 7AJ
                 Sir John Weston              81 Newgate Street                   Retired British Ambassador to the
                                              London, England                     United Nations and Director of Rolls
                                              EC1A 7AJ                            Royce plc
                 June de Moller               81 Newgate Street                   Director of Anglian Water, Cookson
                                              London, England                     Group and Lynx Group
                                              ECIA 7AJ

                      Other BT Officers
                 Colin R. Green               81 Newgate Street                   Group Commercial Director and Secretary
                                              London, England                     of BT
                                              EC1A 7AJ

                    (d) - (e)


                    During the last five years, none of the Reporting Persons, nor any of the persons listed above, has been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.             Source and Amount of Funds or Other Consideration.


                    The aggregate purchase price of the Purchased Shares was Cdn$1,391,165,056.40, excluding the cost of the Class B Restricted Voting Shares acquired on exercise of warrants. These warrants were exercised by a wholly-owned subsidiary of AT&T with the Class B Restricted Voting Shares acquired thereby being contributed to JVII. Including the cost of the Class B Restricted Voting Shares issued on exercise of the warrants, the purchase price was Cdn$1,427,363,090.00. The funds used by JVII in such purchase were from existing available working capital of each of AT&T and BT which was contributed indirectly, as to 50% each, to JVII and none of the consideration for such shares was represented by borrowed funds.

Item 4.             Purpose of Transaction.


                    The purpose of the transaction is to provide AT&T and BT with a strategic investment in the business and operations of the Issuer. This investment provides AT&T and BT with an enhanced position in the Canadian mobile telecommunications market.

                    The Purchased Shares will represent, in total, 30.6% of the Class A Multiple Voting Shares (following conversion of the Convertible Preference Shares, Series A) and 40.9% of the Class B Restricted Voting Shares (following conversion of the Convertible Preference Shares, Series B). If the Class A Multiple Voting Shares were converted into Class B Restricted Voting Shares, the Purchased Shares would represent 33.3% of the Class B Restricted Voting Shares. Since the Class A Multiple Voting Shares have 10 votes per share while Class B Restricted Voting Shares have only one vote, but they are equal in relation to equity, on conversion of all Convertible Preference Shares, Series A and B the shares held be JVII would represent a 31% voting interest and 33.3% equity interest in the Issuer.

                    Prior to the conversion of any shares, the Purchased Shares represent 5.09% of the Class B Restricted Voting Shares, 16.4% of the Class A Multiple Voting Shares and 100% of both series of Convertible Preference Shares. Accordingly, JVII holds, prior to conversion, 14.0% of the aggregate Class A Multiple Voting Shares and Class B Restricted Voting Shares which, collectively, carry 16.1% of the votes attaching to all Class A Multiple Voting Shares and Class B Restricted Voting Shares.


                    Through indirect, wholly-owned subsidiaries (being AT&T Investments and BT Investments, respectively) AT&T and BT each have acquired a 50% interest in JVII. Thus, this transaction has provided each of AT&T and BT with an indirect interest in the Issuer. Under the Telecommunications Act of Canada, non-Canadians can beneficially own and control no more than 33.3% of the issued and outstanding voting shares of a Canadian telecommunications holding company, such as the Issuer. This provision prevents JVII from acquiring any material amount of additional voting securities of the Issuer at this time.

                    As part of the terms of the Shareholders Agreement (as defined in Item 6, below), AT&T and BT are entitled to certain governance rights which include the ability to nominate representatives to the Issuer's board of directors. The governance and nomination rights are discussed in greater detail in Item 6, below.


                    Except as set forth herein, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions required to be described in subparagraphs (a) through (c) and (e) through (j) of Item 4 of Schedule 13D.

Item 5.             Interest in Securities of the Issuer.

                    (a) The aggregate number and percentage of the Issuer's securities to which this Schedule 13D relates is as follows:

                                     Title of Class                      Amount of Beneficial        Percentage of Class
                                                                               Ownership
                    Class A Multiple Voting Shares                           12,313,435(1)                  16.4%
                    Convertible Preference Shares, Series A                  15,334,453(2)                   100%
                    Class B Restricted Voting Shares                         1,043,171(3)                   5.09%
                    Convertible Preference Shares, Series B                12,443,324(4),(5)                 100%
                    Notes:

                    (1) Each Class A Multiple Voting Share is entitled to 10 votes per share and is convertible, at any time, into Class B Restricted Voting Shares on a 1 for 1 basis.
                    (2) Convertible Preference Shares, Series A, are convertible at any time on or after August 16, 2000 into Class A Multiple Voting Shares at a conversion rate of 1 for 1.
                    (3) Each Class B Restricted Voting Share is entitled to 1 vote per share.
                    (4) Convertible Preference Shares, Series B, are convertible at any time on or after August 16, 2000 into Class B Restricted Voting Shares at a conversion rate of 1 for 1.
                    (5) Following full conversion of the other Purchased Shares into Class B Restricted Voting Shares, JVII will hold 41,134,383 Class B Restricted Voting Shares, being 33.3% of the class.
                    (b) JVII has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the Purchased Shares, save and except such limitations as are imposed by the Right of First Negotiation, as defined and discussed in Item 6, below.

                    (c) The transaction described in Item 4 is the only transaction effected during the last sixty days by JVII or any person or corporation named in Item 2, above, for the securities identified in this Item 5.

                    (d) No person is known by the filing person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's securities identified in this Item 5.


                    (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.


                    Shareholders Agreement


                    JVII has  entered  into a  shareholders  agreement  with the
                    Issuer and Rogers  Communications  Inc.  ("RCI") dated as of
                    August 16, 1999 (the "Shareholders Agreement"). This Shareholders Agreement contains certain terms and provisions which govern the ability of JVII and RCI (the "Shareholder Parties") to transfer the shares held by them in the Issuer. In general, the Shareholders Agreement provides that the Shareholder Parties shall not transfer any securities of the Issuer except in accordance with the Shareholders Agreement. Specifically, the Shareholders Agreement provides JVII with a right of first negotiation in the event RCI wishes to transfer or sell any of its securities in the Issuer, subject to certain exceptions. A reciprocal right of first negotiation applies in the event JVII wishes to transfer or sell any of its securities held in the Issuer, provided that RCI holds 20% of the equity shares of the Issuer (collectively, the negotiation rights of JVII and RCI being referred to as the "Right of First Negotiation"). The Right of First Negotiation requires the party wishing to transfer securities in the Issuer to negotiate with the other Shareholder Party. Where an unsolicited offer to purchase securities in the Issuer is received by RCI which RCI wishes to accept, RCI is required to offer such securities to JVII on the same terms and conditions as offered by the third party.


                    The Shareholders Agreement also provides rights to JVII in the event of the acquisition of control of RCI by a designated material competitor of AT&T (as specified in the Shareholders Agreement) (the "Shotgun"). In such circumstances, the Shotgun provides that either of RCI or JVII shall have the right to offer to purchase all of the securities of the Issuer held by the other Shareholder Party. Where such offer is rejected, the recipient of the offer is deemed to have agreed to purchase all of the securities of the Issuer of the other Shareholder Party.


                    JVII is granted a pre-emptive right in the Shareholders Agreement which provides that, subject to certain exceptions, if the Issuer or any of its subsidiaries issues any equity shares or convertible securities, the Issuer shall, or shall cause its subsidiary to, offer to JVII the right to subscribe and purchase such additional securities as required for JVII to maintain its voting and equity interest in the Issuer. RCI has a corresponding pre-emptive right.


                    The Shareholders Agreement provides JVII the right to nominate four representatives to the board of directors of the Issuer. The number of directors on the Issuer's board will remain at 16. JVII shall also have the right to select two of its nominees to be appointed to each of the audit committee and the executive committee, one of its nominees to each of the compensation committee and pension committee and two of its nominees to each other standing committee of the Issuer's board of directors as established from time to time. In addition, JVII shall have the right to nominate any new individual who is proposed as the Chief Technology Officer of the Issuer. Unless the Shareholders Agreement is terminated, however, JVII is prohibited from exercising the voting rights attached to the Class B Restricted Voting Shares of the Issuer in respect of the election of three nominees of the holders of such shares as directors of the Issuer.


                    As part of the governance rights granted under the Shareholders Agreement, JVII is provided the right to approve certain amalgamations, mergers or other proposed business combinations of the Issuer with any third party. Additionally, JVII's written approval is required for a number of actions including, generally, decisions by the Issuer to transfer all or substantially all of its assets, amend its charter documents or change its business, decisions to issue equity securities, decisions to create or assume any borrowing or issue debt securities or decisions to grant any other person voting rights or board of directors rights superior to those granted to JVII.


                    The Shareholders  Agreement is attached as Exhibit A to this
Schedule 13D.

                    Registration Rights Agreement


                    JVII and the Issuer have entered into a registration rights agreement dated as of August 16, 1999 (the "Registration Rights Agreement"). This document provides that so long as JVII holds at least 10% of the outstanding Class B Restricted Voting Shares of the Issuer held by JVII as of the date of the agreement, JVII shall be entitled to the benefit of certain covenants of the Issuer. These covenants include the requirement that the Issuer will provide notice to JVII if it intends to make a public offering of Class B Restricted Voting Shares and that the Issuer will include in such public offering all of the Class B Restricted Voting Shares specified by JVII. Additionally, subject to certain limitations, at any time after December 31, 1999, JVII may require the Issuer to use its reasonable commercial efforts to assist it in making a public offering in Canada or the United States of all or a portion of the Class B Restricted Voting Shares of the Issuer held by JVII.


                    The Registration Rights Agreement is attached as Exhibit C to this Schedule 13D.

                    Framework Agreement


                    AT&T and BT entered into a framework agreement (the "Framework Agreement") dated August 5, 1999 providing, among other things, for the formation of JVII, the investment by JVII in the Issuer and the relationship between AT&T Investments and BT Investments, the partners of JVII. AT&T and BT have agreed to negotiate definitive agreements to replace the Framework Agreement.


                    BT and AT&T have agreed not to acquire additional shares of the Issuer other than indirectly through JVII. If JVII obtains the right or opportunity to buy additional shares of the Issuer, BT has an option to purchase indirectly through JVII up to the same percentage of shares in the Issuer as it then holds in JVI. JVI was formed contemporaneously with JVII by BT and AT&T affiliates to hold shares of AT&T Canada Inc. and related entities. Currently BT holds 30% of JVI.


                    Pursuant to the Framework Agreement, AT&T Investments has a right to call, and BT Investments has a right to put, BT Investments' interest in JVII, in certain circumstances. If AT&T Investments obtains control or the right to control (collectively "Controls") the Issuer, BT Investments will acquire certain additional put rights. If AT&T Investments Controls the Issuer, in some cases where BT Investments elects to put its JVII interest, AT&T Investments may elect to either purchase BT Investments' JVII interest or facilitate a public offering of such JVII interest or an appropriate portion of the securities of the Issuer owned by JVII.


                    JVII is prohibited, under the Framework Agreement, from issuing any new securities unless (i) both parties agree, or
                    (ii) subject to certain qualifications, such issuance is at fair market value and is for the sole purpose of raising capital required by the Issuer, and AT&T Investments and BT Investments have the right to acquire their pro rata share of such securities.


                    The Framework Agreement provides that AT&T Investments has the right, subject to certain conditions, to control the timing and process of each exercise of the Right of First Negotiation and the Shotgun pursuant to the Shareholders Agreement and any other acquisition of shares of the Issuer. BT Investments has a right to put its JVII interest to AT&T Investments if the exercise of any of the foregoing leads to certain consequences. The Framework Agreement also provides a mechanism for triggering or responding to the Shotgun pursuant to the Shareholders Agreement.


                    Unless and until AT&T Investments Controls the Issuer and JVII, AT&T Investments and BT Investments each have the right to cause JVII to distribute its securities in the Issuer and to sell such securities to persons other than designated material competitors, subject to a right of first refusal in favour of each other. At any time after AT&T Investments Controls the Issuer and JVII, BT has a right to sell all or a portion of its interest in JVII to persons other than designated material competitors subject to a right of first refusal in favour of AT&T Investments. At any time after AT&T Investments Controls the Issuer and JVII, AT&T Investments has the right to sell all or a portion of its interest in JVII to any person, subject to a right of first offer (if AT&T Investments is selling all of its interest) or right of first refusal (if AT&T Investments is selling part of its interest) in favour of BT Investments and subject to drag-along and tag-along rights.


                    The Framework Agreement sets out the manner in which JVII will exercise governance rights with respect to the Issuer afforded to it in the Shareholders Agreement. As long as AT&T Investments and BT Investments are equal partners in JVII, each of them can designate two of JVII's nominees on the board of directors of the Issuer and either of them can cause JVII to exercise its approval right in respect of a matter under the Shareholders Agreement. At any time after AT&T Investments acquires Control of JVII, BT Investments' governance rights are reduced and may be further reduced by AT&T Investments if BT Investments falls below specified ownership thresholds. At any time after AT&T Investments Controls the Issuer and JVII, AT&T Investments and BT Investments' right to designate JVII's nominees on the board of directors of the Issuer will be pro rata to their interests in JVII.


                    Unless and until AT&T  Investments  Controls the Issuer,  BT
                    Investments and AT&T Investments shall jointly exercise approval rights regarding the nomination of the Chief Technology Officer of the Issuer. If AT&T Investments Controls the Issuer and JVII, BT Investments will have the right to nominate the Chief Technology Officer or Chief Financial Officer of the Issuer at BT Investments' option, and one other mutually agreeable senior officer of the Issuer, subject to AT&T Investment's approval.

Item 7.             Material to be Filed as Exhibits.


                    Exhibit A - Shareholders Agreement between JVII, RCI and the Issuer dated August 16, 1999.

                    Exhibit B - Joint Filing Agreement dated August 27, 1999 between JVII, AT&T Investments, BT Investments, AT&T and BT.

                    Exhibit C - Registration Rights Agreement dated August 16, 1999 between JVII and the Issuer.

Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 27, 1999

JVII

          /s/       Robert S. Feit
          -----------------------------
          By:       Robert S. Feit
          Title:    Assistant Secretary

          /s/       Cynthia S. Brown
          -----------------------------
          By:       Cynthia S. Brown
          Title:    Solicitor, Group Legal


AT&T Canada Investments Inc.

          /s/       Robert S. Feit
          -----------------------------
          By:       Robert S. Feit
          Title:    Assistant Secretary

BT (Netherlands) 1 B.V. on behalf of and for the account of BT Longmont (Luxembourg)
IV SARL

          /s/       Cynthia S. Brown
          -----------------------------
          By:       Cynthia S. Brown
          Title:    Solicitor, Group Legal


AT&T Corp.

          /s/       Robert S. Feit
          -----------------------------
          By:       Robert S. Feit
          Title:    Assistant Secretary


British Telecommunications plc

          /s/       Cynthia S. Brown
          -----------------------------
          By:       Cynthia S. Brown
          Title:    Solicitor, Group Legal